EXHIBIT 99.2

Result of Public Tender Offer

In accordance with Article 198-5 of Law 18,045

CorpBanca

Repurchase of Own Shares

CorpBanca (hereinafter the “Offeror”), declares the following with respect to the public tender offer—the “Offer”—issued by CorpBanca, in accordance with the terms of the initial announcement published in the Chilean newspapers “La Tercera” and “Diario Financiero” on April 29, 2008, complemented and rectified by an announcement published in the same newspapers on May 13, 2008—together the “Initial Announcement”:

That the Offer began at 12:00 midnight (00:00 hours), Santiago time, on April 30, 2008, and was effective until 12:00 midnight (24:00 hours), Santiago time, on May 29, 2008.

That the Offeror received, during the effective period of the Offer, Acceptance Orders for a total of 6,849,927,252 shares.

That the Offeror has formally declared that the Offer was successful.

As Acceptance Orders were received for more shares than the number offered to purchase, in accordance with the terms of the Offer a pro rata factor of 0.828144892 will be applied. Consequently, the Offeror will purchase 5,672,732,264 shares, applying the aforementioned pro rata factor to each Acceptance Order received. The shares being purchased represent 2.5% of issued and paid shares.

Payment will be made on June 3, 2008.

CorpBanca